Exhibit 99.23

GLENCORE AG

October 20, 2009

Douglas Newby

Poly Met Mining Inc.

6500 Country Road 666

Hoyt Lakes, Minnesota

Re:	Amendment Letter No. 10 Relating to Purchase Agreement

Dear Douglas,

Reference is made to the Purchase Agreement dated October 31, 2008 by and among Poly Met Mining Inc., as issuer (the “Issuer”), PolyMet Mining Corp., as parent guarantor (the “Company”), and Glencore AG, as purchaser (the “Purchaser”), as amended by letter agreement dated November 28, 2008, and as further amended by Amendment Letter No.2, dated December 12, 2008, and as further amended by Amendment Letter No.3, dated December 19, 2008, and as further amended by Amendment Letter No.4, dated January 30, 2009, and as further amended by Amendment Letter No.5, dated February 24, 2009, and as further amended by Amendment Letter No.6, dated March 30, 2009, and as further amended by Amendment Letter No.7, dated April 28, 2009, and as further amended by Amendment Letter No.8, dated July 4, 2009 and as further amended by Amendment No.9, dated August 31,2009 (as amended, supplemented or otherwise modified from time to time, the “Purchase Agreement”). Capitalized terms used herein and not otherwise defined shall have the meanings set forth in the Purchase Agreement.

The Issuer, the Company and the Purchaser hereby agree to amend the Purchase Agreement, the Purchase Warrant, Tranche A Debenture, Tranche B Debenture, Tranche C Debenture and Tranche D Debenture, in each case effective as of the date of receipt of the Exchange Approvals (as defined below) as follows notwithstanding any contrary provision therein:

1.	the Issuer shall deliver to the Purchaser by Thursday, December 31, 2009 (the “RGGS Due Date”) the following:

(a)	the executed consent to the NorthMet Lease Mortgage, as described in Section 4.7(1) of the Purchase Agreement;

(b)	the documents and agreements (and, to the extent the Issuer is required to take or refrain from taking any action, the Issuer shall deliver evidence reasonably satisfactory to the Purchaser that the Issuer has taken or refrained from taking each such action, as applicable) described in subclauses (e), (j), (k), (1) and (m) (solely as such subclause relates to the NorthMet Lease Mortgage) of Section 4.7 of the Purchase Agreement; and

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(c)	the RGGS Due Date shall be inclusive of any applicable cure or notice period;

2.	a failure by the Issuer to comply with any of its obligations in paragraph 1 hereof shall, among other things, constitute (a) a failure by the Issuer and the Company to comply with their covenants under the Purchase Agreement, (b) the occurrence of an Event of Default as defined under each of the Purchase Agreement and the Debentures, and (c) a failure by the Issuer to satisfy the conditions precedent to the Purchaser’s obligation to consummate the Tranche E Closing;

3.	the Issuer and the Company hereby acknowledge the Issuer’s existing obligations under the Purchase Agreement, Tranche A Debenture, Tranche B Debenture, Tranche C Debenture and Tranche D Debenture to deliver to the Purchaser:

(a)	the executed consent to the Erie Plant Mortgage (the “Executed Cliffs Consent”), as described in Section 4.8(b) of the Purchase Agreement; and

(b)	the documents and agreements (and, to the extent the Issuer is require to take or refrain from taking any action, the Issuer shall deliver evidence reasonably satisfactory to the Purchaser that the Issuer has taken or refrained from taking each such action, as applicable) described in subclauses (d), (e) and (f) (solely as such subclause relates to the Erie Plant Mortgage and the Erie Plant Mortgage Amendment) of Section 4.4 of the Purchase Agreement (collectively, the “Erie Plant Mortgage Documents”);

4.	a failure by the Issuer to comply with its obligations under the Purchase Agreement, Tranche A Debenture, Tranche B Debenture, Tranche C Debenture and Tranche D Debenture to deliver the Executed Cliffs Consent and Erie Plant Mortgage Documents to the Purchaser shall constitute a failure by the Issuer to satisfy the conditions precedent to the Purchaser’s obligation to consummate the Tranche E Closing, but not an Event of Default;

5.	the defined term “Outside Date” in the Purchase Agreement shall be extended to Wednesday, January 6, 2010 from Wednesday, November 4, 2009;

6.	subject only to the receipt of the Exchange Approvals, the words “(a) US$5.00 from the Issuance Date until the Production Date (as hereinafter defined), and (b) US$6.00 on and after the Production Date” in the first paragraph of the Purchase Warrant shall be deleted and replaced in their entirety with the words “three dollars in United States currency (US$3.00)”;

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7.	all of the words set forth in subclause (i) of Section 6(a) of the Purchase Warrant shall be deleted and replaced in their entirety with the words “(A) the Current Market Price of the Common Shares on the Principal Market is equal to or greater than 150% of the Exercise Price of the Purchase Warrants, and (B) the Publication Condition has occurred;”

8.	the defined term “Production Date” in the Purchase Warrant shall be deleted in its entirety; and

9.	the words “not less than 150%” in Section 3(a) each of the Tranche A Debenture, Tranche B Debenture, Tranche C Debenture and Tranche D Debenture, respectively, shall be deleted and replaced in their entirety with the words “not less than 200%”.

Except as specifically amended hereby, each of the Purchase Agreement, the Purchase Warrant, Tranche A Debenture, Tranche B Debenture, Tranche C Debenture and Tranche D Debenture shall remain in full force and effect.

Upon execution hereof, the Company and the Issuer shall forthwith seek written approval of the Toronto Stock Exchange and, if necessary, the NYSE Amex, for the amendments contemplated by paragraph 6 of this letter agreement (the “Exchange Approvals”). The parties acknowledge this letter agreement shall become effective only upon receipt of the Exchange Approvals. If the Exchange Approvals are not received within ten (10) business days after the date hereof, this letter agreement shall automatically become null and void and terminate without further notice or action by the parties of any kind.

For the avoidance of doubt, in case of any inconsistency as between this letter agreement and the Purchase Agreement, the terms of this letter agreement shall prevail.

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This letter agreement is an integral part of the Purchase Agreement.

Best regards,

/s/ Daniel Mate
/s/ Steven Blumgart

GLENCORE AG

ACKNOWLEDGED AND AGREED TO AS OF THIS 16th DAY OF OCTOBER, 2009:

POLY MET MINING, INC.

By:	/s/ Douglas Newby
Name: Douglas Newby
Title: Chief Financial Officer

POLYMET MINING CORP.

By:	/s/ Douglas Newby
Name: Douglas Newby
Title: Chief Financial Officer